Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222533

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 5 DATED JANUARY 3, 2020
TO THE PROSPECTUS DATED OCTOBER 16, 2019

This supplement No. 5 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 5 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of December 31, 2019;
•the status of our offering;
•the status of our share repurchase plan;
•the acquisition of Chandler Distribution Center;
•updates to Suitability Standards, Compensation of Directors and Expense Reimbursements; and
•the recent share pricing information.

Components of NAV
The following table provides a breakdown of the major components of our NAV as of December 31, 2019:

	December 31, 2019
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares	Total
Real estate investments (1)	$1,552,723,000	$689,964,000	$197,282,000	$399,430,000	$87,543,000	$2,926,942,000
Debt	(509,806,000)	(226,536,000)	(64,774,000)	(131,145,000)	(28,743,000)	(961,004,000)
Other assets and liabilities, net	32,375,000	14,386,000	4,114,000	8,328,000	1,825,000	61,028,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$1,075,292,000	$477,814,000	$136,622,000	$276,613,000	$60,625,000	$2,026,966,000
Number of outstanding shares	88,007,721	39,036,770	11,153,567	22,589,599	4,957,915
NAV per share	$12.22	$12.24	$12.25	$12.25	$12.23

(1)	The value of our real estate investments was greater than the historical cost by approximately 9.4% as of December 31, 2019.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of December 31, 2019:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	5.21%	5.53%	5.56%	5.56%	6.25%	5.45%
Discount rate/internal rate of return (IRR)	6.46	6.14	6.31	6.30	7.89	6.33
Annual market rent growth rate	3.07	3.02	2.93	3.02	3.30	3.03
Holding period (years)	10.00	10.00	10.00	10.00	21.95	10.16

(1)
Other includes Chicago and South Beach parking garages. South Beach Parking Garage is subject to a ground lease and the appraisal incorporates discounted cash flows over its remaining lease term and therefore does not utilize an exit capitalization rate.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following impacts on our real estate investment value as of December 31, 2019:

Input
Discount Rate - weighted average	0.25% increase	(2.0)%
Exit Capitalization Rate - weighted average	0.25% increase	(2.8)%
Annual market rent growth rate - weighted average	0.25% decrease	(1.5)%
The fair value of our mortgage notes and other debt payable was estimated to be approximately $28,747,270 higher than the carrying values at December 31, 2019. The NAV per share would have decreased by $0.19 at December 31, 2019 if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.
Status of the Offering
We commenced our Second Extended Public Offering of up to $3,000,000,000 in shares of common stock on July 6, 2018, of which $2,700,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of December 31, 2019, we have received aggregate gross proceeds of approximately $471,166,000 including $235,114,000 from the sale of 19,121,387 Class A shares, $58,729,000 from the sale of 4,841,313 Class M shares, $2,858,000 from the sale of 230,866 class A-I shares, and $174,465,000 from the sale of 14,308,670 Class M-I shares pursuant to our primary offering. There were $2,228,834,000 in shares of our common stock in our primary offering available for sale. As of December 31, 2019, we have received approximately $70,894,000 pursuant to our distribution reinvestment plan, including $43,150,000 from the sale of 3,574,557 Class A shares, $16,225,000 from the sale of 1,340,782 Class M shares, $5,190,000 from the sale of 428,874 Class A-I shares and $6,329,000 from the sale of 521,762 Class M-I shares. There were $229,106,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an institutionally managed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we plan to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Since the beginning of 2012, we raised a total of approximately $2,111,805,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $137,952,000 during the quarter ending December 31, 2019.  As of December 31, 2019, our total Company NAV across all share classes was approximately $2,026,966,000.
Share Repurchase Plan Status
During the quarter ended December 31, 2019, we redeemed 3,881,160 shares for a total of approximately $47,617,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from January 1, 2020 through March 31, 2020 are limited to approximately $101,348,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Acquisition
On December 6, 2019, we acquired Chandler Distribution Center, an industrial asset located in the Southeast submarket of Phoenix, Arizona. The purchase price was approximately $31 million.

Prospectus Supplement Riders

Suitability Standards
The following paragraph supersedes and replaces the 24th paragraph under the section of the prospectus titled “Suitability Standards”:
In the case of sales to fiduciary accounts (such as an individual retirement account, or IRA, Keogh plan or pension or profit sharing plan), these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account. Notwithstanding the foregoing, with respect to participant-directed purchases under a 401(k) or other defined contribution plan, our board of directors has passed a resolution requiring that these suitability standards must be met by the investor, by the donor or grantor who directly or indirectly supplied the funds for the purchase of the shares of our common stock or by the beneficiary of the account.

Compensation of Directors
The following paragraph supersedes and replaces the section of the prospectus titled “Management-Compensation of Directors”:
Effective November 2019, our board of directors has approved our Fifth Amendment and Restated Independent Directors Compensation Plan, which operates as a sub-plan of our incentive plan described below. Under our independent directors compensation plan, and subject to such plan’s conditions and restrictions, we compensate each of our independent directors with an annual retainer of $75,000, plus additional retainers of $10,000 to the Chairperson of the audit committee, $5,000 to each other member of the audit committee, $5,000 to the Chairperson of the Nominating Committee and $5,000 to the lead independent director.
In addition, each new independent director will receive an initial grant of 4,000 Class M-I shares, which we refer to as the “initial stock grant,” on the date he or she joins the board. The initial stock grant vests immediately on the grant date and is subject to the one-year holding period applicable to all Class M-I shares pursuant to the Company’s share repurchase plan. Each of our independent directors will receive another grant of 4,000 Class M-I shares on March 31 of each year, subject to our board of directors nominating such independent director for reelection at that year’s annual stockholder meeting.

Expense Reimbursements
The following paragraph supersedes and replaces the second paragraph under the section of the prospectus titled “Management-The Advisory Agreement-Expense Reimbursements”:
Our advisor must reimburse us at least quarterly for expense reimbursements paid to our advisor in any four consecutive fiscal quarters commencing with the fourth fiscal quarter following the commencement of this offering to the extent that our total operating expenses exceed the greater of: (1) 2% of our average invested assets; and (2) 25% of our net income. For purposes of these limits, (1) “total operating expenses” are our aggregate expenses of every character paid or incurred as determined under GAAP, including items such as legal, accounting and auditing expenses, the advisory fee, fees of our independent valuation advisor, transfer agent costs, directors’ and officers’ insurance, board of directors fees and related expenses, and expenses relating to compliance with the Sarbanes-Oxley Act of 2002, as amended. Such operating expenses will not include: (a) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses, and tax incurred in connection with the issuance, distribution, transfer and registration of our shares; (b) interest payments; (c) taxes; (d) non-cash expenditures such as depreciation, amortization and bad debt reserves; (e) incentive fees paid in compliance with the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007, or the NASAA REIT Guidelines; and (f) acquisition fees, acquisition expenses, brokerage fees on resale of properties and other expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property); (2) “average invested assets” is the average of the aggregate book value of our assets (other than intangibles) invested, directly or indirectly, in real estate and other real estate-related assets, before deducting depreciation, bad debts or other non-cash reserves, computed by taking the average of such values at the end of each month during the period; and (3) “net income” is our total revenues less our total expenses excluding reserves for depreciation, bad debts and other similar non-cash reserves and excluding any gain from the sale of our assets. For the avoidance of doubt, our board of directors has passed a resolution that we will not read the defined term “total operating expenses” in our charter

(including exclusions therefrom) in a manner that is inconsistent with the NASAA REIT guidelines and that “total operating expenses” shall include any company-level management fees.
Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from December 1 to December 31, 2019, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
December 2, 2019	$12.21	$12.24	$12.25	$12.25	$12.23
December 3, 2019	$12.21	$12.24	$12.25	$12.25	$12.23
December 4, 2019	$12.22	$12.25	$12.26	$12.26	$12.25
December 5, 2019	$12.22	$12.25	$12.26	$12.26	$12.25
December 6, 2019	$12.24	$12.27	$12.28	$12.28	$12.26
December 9, 2019	$12.24	$12.27	$12.28	$12.28	$12.26
December 10, 2019	$12.24	$12.27	$12.28	$12.28	$12.27
December 11, 2019	$12.26	$12.29	$12.30	$12.30	$12.29
December 12, 2019	$12.27	$12.30	$12.31	$12.31	$12.29
December 13, 2019	$12.27	$12.30	$12.31	$12.31	$12.30
December 16, 2019	$12.27	$12.30	$12.31	$12.32	$12.30
December 17, 2019	$12.27	$12.31	$12.32	$12.32	$12.30
December 18, 2019	$12.28	$12.31	$12.32	$12.32	$12.31
December 19, 2019	$12.29	$12.33	$12.34	$12.34	$12.33
December 20, 2019	$12.29	$12.33	$12.34	$12.34	$12.32
December 23, 2019	$12.31	$12.34	$12.35	$12.36	$12.34
December 24, 2019	$12.32	$12.36	$12.37	$12.37	$12.36
December 26, 2019	$12.33	$12.36	$12.37	$12.38	$12.36
December 27, 2019	$12.33	$12.36	$12.37	$12.38	$12.36
December 30, 2019	$12.33	$12.36	$12.37	$12.38	$12.36
December 31, 2019 (2)	$12.22	$12.24	$12.25	$12.25	$12.23

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.

(2)
On November 7, 2019, our board of directors approved a gross dividend for the fourth quarter of 2019 of $0.135 per share to stockholders of record as of December 30, 2019. The decrease in share price on December 31, 2019 reflects the accrual of this cash distribution.

Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.